

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 20, 2008

Mr. Terry McConnaughey
President and Director
Silver Butte Co., Inc.
520 Cedar Street
Sandpoint, ID 83864

> **Re:** **Silver Butte Co., Inc.**
> **Form 8-K/A1**
> **Filed March 20, 2008**
> **File No. 001-05790**

Dear Mr. McConnaughey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A1 Filed March 20, 2008

1.   Please correct your Commission File Number indicated on the cover of your Form 8-K/A1, and all future filings, to be 001-05790.

2.   Please amend your filing to include all of the information required by Item 304 of Regulation S-B, including, but not limited to, the following items:

(a)   State whether your former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Refer to Item 304(a)(1)(ii) of Regulation S-B for further guidance.

     (b)   State whether your board of directors recommended or approved the decision to change accountants. Refer to Item 304(a)(1)(iii) of Regulation S-B for further guidance.

     (c)   State whether during your two most recent fiscal years and any subsequent interim period through the date of your former accountant's resignation, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their reports. In the event of disagreement(s), provide the specific disclosures required by Item 304(a)(1)(iv)(A) of Regulation S-B.

     (d)   Provide the information required by Item 304(a)(1)(iv)(B) of Regulation S-B, regarding any reportable event (i.e., internal control weakness, etc.) occurring during the two most recent fiscal years and subsequent interim period through the date of termination.

     (e)   Provide the applicable information required by Item 304(a)(2) of Regulation S-B, regarding your new accountant.

3.   Please include a letter from your former accountant addressing the revised disclosures in your amended filing.

4.   We also noted that some of your disclosures appear to have been excerpted from third-party communications you received, such as in the third and fifth paragraphs of your filing. Please appropriately identify all disclosures attributable to other parties, if this is the case.

     If you have any questions, please contact me at (202) 551-3863.

               Sincerely,

               Donald F. Delaney
               Staff Accountant